SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2010

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2010

Grupo TMM, S.A.B.

By:
______________________________________
/s/ Carlos Aguilar
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated July 28, 2010 (GRUPO TMM REPORTS SECOND-QUARTER 2010 FINANCIAL RESULTS).

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO	Kristine Walczak (investors, analysts, media)
011-525-55-629-8866 ext. 2901	312-726-3600
jacinto.marina@tmm.com.mx	kwalczak@dresnerco.com

Monica Azar, Investor Relations
917-597-5361 or 011-525-55-629-8866 ext. 3421
monica.azar@tmm.com.mx

GRUPO TMM REPORTS SECOND-QUARTER 2010
FINANCIAL RESULTS

 •   Operating profit improved 33.9% in second quarter and 67.3% in first half
 •   EBITDA increased 30.8% in second quarter and 39.6% in first half
 •   Free cash flow positive for third consecutive quarter

(Mexico City, July 28, 2010) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; ”TMM” or the ”Company”), a Mexican intermodal transportation and logistics company, reported today its financial results for the second quarter and first half of 2010.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, ”Year over year, TMM’s second-quarter 2010 consolidated revenues, operating profit and EBITDA improved, demonstrating the power of the Company's market position, continued operational efficiency and successful business strategy. More importantly, consolidated EBITDA in the second quarter of this year exceeded our financial expenses, resulting in the third consecutive quarter of positive free cash flow.”

”Building on our core strengths of excellent customer service and high performance records developed over 30 years of cabotage operation, we will continue to utilize our strengths to expand our operations. In the Maritime division, this means taking advantage of the Mexican Maritime Law and increased demand. As part of our five-year growth strategy, we intend to take advantage of strategic opportunities to add around 25 vessels, build TMM’s asset base and enhance our growth profile. Additionally, at our Port and Terminals division, we are pursuing an opportunity to increase our penetration in the Mexican ports through the construction of a container and liquid terminal for oil products at Tuxpan. Finally, in the second half of the year, we will begin providing stevedoring services for general cargo in Tampico, a port located north of Tuxpan.”

Serrano added, ”Additionally, we reopened our 20-year, non recourse, Mexican Trust Certificates Program to consolidated all tranches into one in an effort to improve the Program’s credit rating. On July 13, HR Ratings de México rated the new issuance of Trust Certificates AA in the domestic scale. This transaction will also allow us to redeploy our fleet, prepay our dollar-denominated debt and extend its term, and obtain additional funds for new projects. We will complete this transaction in the next few days.”

Serrano concluded, ”TMM’s owned strategic assets and participation in high return and profitable niche markets are complimented by predictable revenues and cash flows through medium and long-term contracts at our Maritime division. We firmly believe TMM is well positioned for sustainable long-term growth.”

SECOND-QUARTER AND FIRST-HALF 2010 FINANCIAL AND OPERATING RESULTS
Compared to the same periods of last year, consolidated revenues increased 1.2 percent in the 2010 second quarter and 1.4 percent in the 2010 first half.

Operating profit increased 33.9 percent and 67.3 percent in the 2010 second quarter and 2010 first half, respectively. Higher operating profit in the 2010 periods was mainly due to improvements at the Maritime and Ports divisions. Additionally, consolidated operating margin grew to 11.7 percent in the 2010 first half compared to 7.1 percent in the 2009 first half.

In the 2010 second quarter, EBITDA increased 30.8 percent to $22.1 million compared to $16.9 million in the same period of last year. In the first half of 2010, EBITDA increased 39.6 percent to $45.1 million compared to $32.3 million in the same period of 2009. Second-quarter 2009 EBITDA includes a $4.4 million profit from the sale of two vessels. Without this one-time profit, EBITDA increased 76.8 percent, or $9.6 million, in the 2010 second quarter, and 61.6 percent, or $17.2 million, in the 2010 first half, compared to the same periods last year.

At Maritime, second-quarter 2010 revenues grew 8.4 percent compared to the 2009 second quarter, mainly due to increased revenues at offshore vessels attributable to higher average tariffs per day and more vessels in operation. This division’s operating profit grew 14.3 percent in the 2010 second quarter compared to the previous year’s second quarter, mainly as a result of a significant profit increase at product tankers due mainly to higher average daily rates and to having all seven vessels working with time-charter contracts.

First-half 2010 revenues at Maritime remained at $102 million, and operating profit grew 15.5 percent compared to the previous year’s first half. This profit increase was mainly attributable to improvements at every segment except for chemical tankers, which operated two less vessels in the 2010 second quarter due to decreased demand for these services compared to the 2009 second quarter.

Financial expenses in the 2010 second quarter were 37.0 percent lower than in the same period last year and included a net exchange gain of $23.3 million. In the 2010 first half, financial expenses decreased 31.2 percent compared to the same period last year and included a net exchange loss of $11.0 million.

In the 2010 second quarter and 2010 first half, the Ports and Terminals division’s revenue increased 46.1 percent and 43.4 percent, respectively, both compared to the same periods last year. Additionally, operating profit for this division increased from $9,000 dollars in the 2009 second quarter to $1.4 million in the 2010 second quarter and from $0.5 million in the 2009 first half to $3.4 million in the 2010 first half.

Improved results at the Ports and Terminals division was attributable mainly to increased cruise ship calls and automobiles handled at Acapulco, as well as increased revenue and higher container volumes at the maintenance and repair segment. In the 2010 first half, revenues at Acapulco increased 105.3 percent to $3.9 million compared to the same period last year. At the maintenance and repair segment, revenues increased 52.2 percent to $3.5 million in the 2010 first half compared to the same period last year.

Compared to the same periods of last year, Logistics revenues decreased 21.3 percent and 3.8 percent in the 2010 second quarter and 2010 first half, respectively. These decreases were mainly attributable to lower trucking revenue and to reduced revenue of $3.8 million as a result of the sale of the minority stake in the Company’s automotive inbound logistics business in April. These decreases were partially offset by higher revenue at the warehousing and auto hauling segments.

Logistics operating losses in the 2010 second quarter and 2010 first half were reduced compared to the same periods of 2009, and included certain book losses.

CONFERENCE CALL
TMM’s management will host a conference call and Webcast to review financial and operational highlights on Thursday, July 29 at 11:00 a.m. Eastern time.

To participate in the conference call, please dial (888) 857-6932 (domestic) or (719) 457-2665 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at: http://www.visualwebcaster.com/event.asp?id=70471.

A replay of the conference call will be available through August 29 at 11:59 p.m. Eastern time, by dialing (888) 203-1112 or (719) 457-0820, and entering passcode 1156408. On the Internet a replay will be available for 30 days at: http://www.visualwebcaster.com/event.asp?id=70471.

Headquartered in Mexico City, TMM is a Mexican intermodal transportation and logistics company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company’s reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables and financial and operational highlights

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the First-Quarter 2010 Financial Results

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.